UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc - (the "Company")

Notification of PDMR Transaction in Shares

The table below sets out the number of shares released to Sir Michael Barber on 16 September 2014 under the Company's Long-Term Incentive Plan ("LTIP"). The LTIP rules require that sufficient shares are sold to discharge the tax liability arising on the shares released. The shares set out in the second column below were sold to cover the tax liability on 16 September 2014 at an average price of 1230 pence per share, with the number of shares set out in the third column below being retained by Sir Michael.

As a result of this transaction, Sir Michael is interested in the shares set out in the fourth column below (excluding any shares to which he is notionally entitled or may become entitled, subject to the satisfaction of any relevant conditions, under the Company's employee share plans):

Shares Released	Shares sold to discharge tax liabilities	Shares Retained	Total interest following transaction	% of Capital held following transaction
34,170	16,177	17,993	17,993	0.00219%

PEARSON plc

Date: 16 September 2014

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary